Hylsamex
Mexico's Steel



File No. 82-4252

May 19, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Alfa Accepts Techint Offer to Buy Hylsamex.	May 18, 2005


Hylsa
mex
Mexico's Steel

Alfa Accepts Techint Offer to Buy Hylsamex

MONTERREY, MEXICO, May 18th, 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex"), the Mexican steel company based in this city, announced today that its parent company ALFA, S.A. DE C.V. ("ALFA") has accepted the Techint Group's ("Techint") offer to buy ALFA's Hylsamex shares. At the same time, Hylsamex is aware that Techint will make a public tender offer for all of Hylsamex's outstanding shares in the Mexican stock market, under the same terms and conditions.

Mr. Dionisio Garza Medina, ALFA's Chairman of the Board and Chief Executive Officer said:

"Techint is a very experienced global company, with presence in Mexico since 1952, managed by people who are committed to the steel industry and to the people that work in their companies. Therefore, we believe Hylsamex will be integrated into a very solid group, which will allow it to continue playing a key role in the Mexican steel industry in the long term, assuring its viability and the employment of its people in an increasingly global industry."

He added, "It is also fair to recognize the extraordinary effort made by Hylsamex's personnel during the difficult years, a key element of its recovery."

Paolo Rocca, President of the Techint organization, commented: "The Hylsamex acquisition strengthens our project of building a leading regional group in Latin America, in order to successfully compete in the global steel industry, which is going through an important consolidation process."

Alejandro M. Elizondo Barragán, Chief Executive Officer of Hylsamex, commented:

"In the last year, the global steel industry has been immersed in a process of consolidation, which seeks the strengthening of the strategic position of the world's most important steelmakers. In this sense, we knew it was convenient to play an active role in this process."

"Although it is difficult to break up from ALFA, with which we have profound ties, we are cheerful to join a company with a prestige and an international presence such as Techint, which we know since many years ago, from our association in Sidor. Techint's professional and financial capacity will allow us to play an important role in the future steel industry of our region.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron.

The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx


Hylsa
mex
El Acero de México®

Acepta Alfa Oferta de Techint para Comprar Hylsamex

MONTERREY, MEXICO, 18 de mayo de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex"), la compañía siderúrgica mexicana con sede en esta ciudad, anunció haber sido informada por su empresa controladora, ALFA, S.A. de C.V. ("ALFA"), que ha aceptado una oferta de compra por parte de Grupo Techint ("Techint") de las acciones de Hylsamex que ALFA posee. Al mismo tiempo, está enterada de que Techint hará una oferta pública de compra por la totalidad de las acciones de Hylsamex en el mercado mexicano de valores, en los mismos términos y condiciones.

El Ing. Dionisio Garza Medina, Presidente del Consejo de Administración y Director General Ejecutivo de ALFA declaró:

"Techint es un compañía global muy competente, con presencia en México desde 1952, manejada por personas comprometidas con la industria del acero y con el personal que labora en sus empresas. Por lo tanto, creemos que Hylsamex estará integrándose a un grupo muy sólido, que le permitirá seguir jugando un papel preponderante en la siderurgia mexicana en el largo plazo, lo que asegura su viabilidad y el empleo de su personal en una industria cada vez más globalizada".

"Es también justo reconocer el extraordinario esfuerzo que el personal de Hylsamex realizó durante los años difíciles, elemento integral de su recuperación," añadió.

Por su parte, Paolo Rocca, Presidente de la organización Techint, comentó: "La adquisición de Hylsamex fortalece nuestro proyecto de construir un grupo líder regional en América Latina, para competir exitosamente en la industria siderúrgica global, que atraviesa un proceso de fuerte consolidación."

El Ing. Alejandro M. Elizondo Barragán, Director General de Hylsamex, dijo:

"En el último año, la industria siderúrgica mundial ha estado inmersa en un proceso de consolidación, que persigue el reforzamiento de la posición estratégica de las principales acereras mundiales. En ese sentido, sabíamos que era conveniente jugar un rol activo en dicho proceso."

"Aunque nos cuesta separarnos de ALFA, con quien nos unen profundos lazos, nos alegra incorporarnos a una empresa con el prestigio y presencia internacional en la

industria como Techint, a quienes conocemos desde hace muchos años, a raíz de nuestra asociación en Sidor. La capacidad profesional y financiera de Techint nos permitirá jugar un papel más determinante en el futuro de la industria siderúrgica de nuestra región."

Hylsamex es un productor y procesador de acero, que utiliza la tecnología de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro y tecnología propia para la fabricación de hierro de reducción directa.

La compañía produce una amplia variedad de productos de acero con un énfasis en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica y llega al consumidor final utilizando una extensa red de distribución propia.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 7852 bytes.

Fecha de recepcion: May 18 2005 3:21:17:280PM.

Folio de recepcion: 90415.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 18/05/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Acepta Alfa oferta de Techint para Comprar Hylsamex

EVENTO RELEVANTE

Acepta Alfa oferta de Techint para Comprar Hylsamex

Monterrey, N.L. a 18 de mayo de 2005.- Hylsamex, S.A. de C.V. (Hylsamex), la compañía siderúrgica mexicana con sede en esta ciudad, anunció haber sido informada por su empresa controladora, ALFA, S.A. de C.V. (ALFA), que ha aceptado una oferta de compra por parte de Grupo Techint (Techint) de las acciones de Hylsamex que ALFA posee. Al mismo tiempo, está enterada de que Techint hará una oferta pública de compra por la totalidad de las acciones de Hylsamex en el mercado mexicano de valores, en los mismos términos y condiciones.

Ing. Dionisio Garza Medina, Presidente del Consejo de Administración y Director General Ejecutivo de ALFA declaró:

"Techint es un compañía global muy competente, con presencia en México desde 1952, manejada por personas comprometidas con la industria del acero y con el personal que labora en sus empresas. Por lo tanto, creemos que Hylsamex estará integrándose a un grupo muy sólido, que le permitirá seguir jugando un papel preponderante en la siderurgia mexicana en el largo plazo, lo que asegura su viabilidad y el empleo de su personal en una industria cada vez más globalizada".

"Es también justo reconocer el extraordinario esfuerzo que el personal de Hylsamex realizó durante los años difíciles, elemento integral de su

recuperación," añadió.

Por su parte, Paolo Rocca, Presidente de la organización Techint, comentó: "La adquisición de Hylsamex fortalece nuestro proyecto de construir un grupo líder regional en América Latina, para competir exitosamente en la industria siderúrgica global, que atraviesa un proceso de fuerte consolidación."

El Ing. Alejandro Elizondo Barragán, Director General de Hylsamex, dijo:

"En el último año, la industria siderúrgica mundial ha estado inmersa en un proceso de consolidación, que persigue el reforzamiento de la posición estratégica de las principales acereras mundiales. En ese sentido, sabíamos que era conveniente jugar un rol activo en dicho proceso."

"Aunque nos cuesta separarnos de ALFA, con quien nos unen profundos lazos, nos alegra incorporarnos a una empresa con el prestigio y presencia internacional en la industria como Techint, a quienes conocemos desde hace muchos años, a raíz de nuestra asociación en Sidor. La capacidad profesional y financiera de Techint nos permitirá jugar un papel más determinante en el futuro de la industria siderúrgica de nuestra región."

Hylsamex es un productor y procesador de acero, que utiliza la tecnología de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro y tecnología propia para la fabricación de hierro de reducción directa.

La compañía produce una amplia variedad de productos de acero con un énfasis en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica y llega al consumidor final utilizando una extensa red de distribución propia.

Para mayor información:
Rafael R. Rubio
Tel: (52-81) 8865 -1303
E-Mail: rrubio@hylsamex.com.mx

Othón Díaz Del Guante
Tel: (52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Tel: (52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES



Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2005-05-18 15:21:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
18/5/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Acepta Alfa oferta de Techint para Comprar Hylsamex

Eventos Relevantes:
Acepta Alfa oferta de Techint para Comprar Hylsamex

Monterrey, N.L. a 18 de mayo de 2005.- Hylsamex, S.A. de C.V. (Hylsamex), la compañía siderúrgica mexicana con sede en esta ciudad, anunció haber sido informada por su empresa controladora, ALFA, S.A. de C.V. (ALFA), que ha aceptado una oferta de compra por parte de Grupo Techint (Techint) de las acciones de Hylsamex que ALFA posee. Al mismo tiempo, está enterada de que Techint hará una oferta pública de compra por la totalidad de las acciones de Hylsamex en el mercado mexicano de valores, en los mismos términos y condiciones.

Ing. Dionisio Garza Medina, Presidente del Consejo de Administración y Director General Ejecutivo de ALFA declaró:

"Techint es un compañía global muy competente, con presencia en México desde 1952, manejada por personas comprometidas con la industria del acero y con el personal que labora en sus empresas. Por lo tanto, creemos que Hylsamex estará integrándose a un grupo muy sólido, que le permitirá seguir jugando un papel preponderante en la siderurgia mexicana en el largo plazo, lo que asegura su viabilidad y el empleo de su personal en una industria cada vez más globalizada".

"Es también justo reconocer el extraordinario esfuerzo que el personal de Hylsamex realizó durante los años difíciles, elemento integral de su recuperación," añadió.

Por su parte, Paolo Rocca, Presidente de la organización Techint, comentó: "La adquisición de Hylsamex fortalece nuestro proyecto de construir un grupo líder

regional en América Latina, para competir exitosamente en la industria siderúrgica global, que atraviesa un proceso de fuerte consolidación."

El Ing. Alejandro Elizondo Barragán, Director General de Hylsamex, dijo:

"En el último año, la industria siderúrgica mundial ha estado inmersa en un proceso de consolidación, que persigue el reforzamiento de la posición estratégica de las principales acereras mundiales. En ese sentido, sabíamos que era conveniente jugar un rol activo en dicho proceso."

"Aunque nos cuesta separarnos de ALFA, con quien nos unen profundos lazos, nos alegra incorporarnos a una empresa con el prestigio y presencia internacional en la industria como Techint, a quienes conocemos desde hace muchos años, a raíz de nuestra asociación en Sidor. La capacidad profesional y financiera de Techint nos permitirá jugar un papel más determinante en el futuro de la industria siderúrgica de nuestra región."

Hylsamex es un productor y procesador de acero, que utiliza la tecnología de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro y tecnología propia para la fabricación de hierro de reducción directa.

La compañía produce una amplia variedad de productos de acero con un énfasis en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica y llega al consumidor final utilizando una extensa red de distribución propia.

Para mayor información:
Rafael R. Rubio
Tel: (52-81) 8865 -1303
E-Mail: rrubio@hylsamex.com.mx

Othón Díaz Del Guante
Tel: (52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Tel: (52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: